UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-38097

ARGENX SE
(Translation of registrant’s name into English)

Laarderhoogtweg 25
1101 EB Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 27, 2026, argenx SE (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Forms S-8 (File Nos. 333-225375, 333-258253, 333-274721, and 333-292200), and to be part thereof from the date on which this Current Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description

99.1	Press Release August 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: August 27, 2026	By:	/s/ Hemamalini (Malini) Moorthy
Name: Hemamalini (Malini) Moorthy Title: General Counsel